SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,
a California Limited Partnership
(Name of Subject Company)

METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.
a California Limited Partnership
(Names of Persons Filing Statement)

LIMITED PARTNERSHIP ASSIGNEE UNITS
(Title of Class of Securities)

59159T 10 1

(CUSIP Number of Class of Securities)

Herman Howerton
SSR Realty Advisors, Inc.
One California Street, Suite 1400
San Francisco, CA 94111
Telephone Number: (415) 678-2000

(Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Reed Smith Crosby Heafey LLP
Attention: Kenneth J. Philpot
Two Embarcadero Center, Suite 2000
San Francisco, CA 94111
Telephone Number: (415) 543-8700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1. Subject Company Information.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is Metric Partners Growth Suite Investors, L.P., a California Limited Partnership (the “Partnership”), and the address of the principal executive offices of the Partnership is One California Street, Suite 1400, San Francisco, California 94111. The telephone number of the principal executive offices of the Partnership is (415) 678-2000.

     The title of the class of equity securities to which this Schedule 14D-9 relates is Limited Partnership Assignee Units (the “Units”). As of May 1, 2003, 59,919 Units were outstanding.

Item 2. Identity and Background of Filing Person.

     The name, business address and business telephone number of the Partnership, which is the person filing this Schedule 14D-9, are set forth in Item 1 above and are incorporated herein by this reference.

     This Schedule 14D-9 relates to the offer by Kenneth E. Nelson (the “Offeror”) disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) dated May 14, 2003, to purchase 30,000 Units of the Partnership at $86.00 for each Unit, net to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 1, 2003 (without regard to the record date) plus a release of certain litigation claims, upon the terms and subject to the conditions set forth in the Offer to Purchase (“Offer to Purchase”) and the related Agreement of Sale and Assignment, copies of which were attached as Exhibits (a)(1) and (a)(3) to the Schedule TO, and the related Transmittal Letter, attached as Exhibit (a)(2) to the Schedule TO (collectively the “Offer”).

     The Schedule TO states that the address of the Offeror is 4107 W. Gazebo Hill Blvd. N107, Mequon, WI 53092.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

     Except as described in this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Partnership or its Affiliates and (1) its general partner or affiliates or (2) the Offeror or any of its affiliates.

     (1)  Managing General Partner.

     The information contained under the captions “Item 11 — Executive Compensation,” “Item 13 — Certain Relationships and Related Transactions” and Note 2 to the Financial Statements in Item 8 of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2002 are incorporated herein by reference. The information contained in Note 2 to the Financial Statements in Item 1 of the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 is also incorporated herein by reference.

     In addition, the information contained in Part II, “Item 1 — Legal Proceedings” of the

Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 is also incorporated herein by reference as certain affiliates of the Partnership, including the Managing General Partner and certain of its affiliates, have been named in litigation in which the Partnership is a party. Further discussion of the litigation is set forth below.

     (2)  The Offeror.

     Litigations. The Partnership and the Offeror have been involved in a series of litigations beginning in 1991 and still continuing. As described below, the Partnership has been involved in litigation with the Offeror or his affiliates for over 10 years.

     The seeds of the disputes between the Offeror and the Partnership were sown in 1981 when Samuel H. Hardage hired the Offeror to oversee one of his businesses. Mr. Hardage fired the Offeror a short time later, thereby precipitating considerable litigation between the Offeror and various business entities owned by Mr. Hardage. When the litigation was eventually settled, Nashville Residence Corporation (“Nashville Residence”), of which the Offeror was the principal stockholder, received a tract of land at 2300 Elm Hill Pike in Nashville. In return, Nashville Residence and two sureties executed a $250,000 note to Orlando Residence, Ltd. (“Orlando Residence”), a limited partnership with Mr. Hardage as the general partner. Thereafter, Nashville Lodging Company (“Nashville Lodging”), a Tennessee-based limited partnership with Nashville Residence as its general partner, built a Marriott Hotel on the Elm Hill property.

     Nashville Residence defaulted on the note to Orlando Residence. In December 1986, Orlando Residence sued Nashville Residence in the United States District Court for the Middle District of Tennessee. Shortly after Orlando Residence filed suit, Nashville Residence quitclaimed the Elm Hill property to Nashville Lodging. In 1989, Nashville Lodging sold the hotel and leased the property to the Partnership. In March 1990, Orlando Residence obtained a judgment in federal court against Nashville Residence for $250,000 plus interest.

     Armed with its $250,000 judgment, Orlando Residence filed suit in the Chancery Court for Davidson County against Nashville Residence, Nashville Lodging, the Offeror and the Partnership attacking the conveyance of the Elm Hill property as a fraudulent conveyance. Orlando Residence eventually succeeded with its claim and was awarded $501,934 in compensatory and $850,000 in punitive damages from Nashville Residence and Nashville Lodging.

     The Tennessee Court of Appeals later reversed Orlando Residence’s judgment and remanded the case for a new trial.

     On the second trial of the fraudulent conveyance action, the jury again found the conveyance from Nashville Residence to Nashville Lodging in 1986 to have been fraudulent and on appeal, the Tennessee Court of Appeal affirmed the judgment.

     The disputes between the Offeror and the Partnership began when the Partnership acquired certain Residence Inn hotels from entities controlled by the Offeror. The Partnership acquired both the Residence Inn in Nashville, Tennessee and the Residence Inn in Ontario, California. For a time, the Offeror continued to provide management services at these Residence

Inn hotels, including the Ontario hotel in California, which was managed by the Offeror from April 1988 to February 1991. The Partnership believed that the Offeror breached his management agreement for the Ontario hotel. The Partnership gave notice of termination of the agreement and filed suit in the superior court of California in and for the city and county of San Francisco in January 1991, seeking damages and declaratory and injunctive relief against the Offeror. A counter-claim was filed by the Offeror seeking damages and declaratory relief.

     Shortly before this action was to proceed to trial, the parties conducted a settlement conference. In the lawsuit, the Partnership was seeking approximately $250,000 from the Offeror, but its lawyers were concerned that the Offeror was judgment proof. The Offeror in turn had filed a cross-complaint against the Partnership, which the Partnership’s lawyers concluded had little chance of success. During the settlement discussions, the Offeror offered the Partnership the opportunity to purchase the land at 2300 Elm Hill Pike, on which is built the Partnership’s Nashville Residence Inn property; this appeared to be the Offeror’s only valuable asset. Accordingly, at a court supervised settlement conference, the parties agreed to settle by the Offeror transferring this land to the Partnership in return for a note from the Partnership and the Partnership releasing its claims against the Offeror.

     A few weeks after the settlement conference, the Partnership’s Tennessee lawyer advised the Managing General Partner that acceptance of ownership of the Offeror’s ground lease could have potentially disastrous consequences for the Partnership with regard to the Offeror’s ongoing litigation with Hardage and Orlando Residence in Tennessee. In that litigation, Hardage and Orlando Residence had sued the Offeror for fraudulent conveyance, as set forth above. Up to that point, the Partnership had been able to argue that it was a “bona fide purchaser” from the Offeror of its interest in the hotel and would not be subject to Hardage’s and Orlando Residence’s claims. However, the lawyer advised that if the Partnership accepted the settlement offer and took control of the land from the Offeror, there was a substantial risk that a court might find the Partnership had conspired with the Offeror to defraud his creditors. This could then result in the Partnership losing its interest in the hotel. Faced with that advice, the Partnership’s management determined that it could not consummate the settlement with the Offeror until it received clarification that the Offeror was solely responsible for the fraudulent conveyance judgment that Hardage and Orlando Residence held against the Offeror.

     The Offeror responded by claiming that the Partnership was in breach of the settlement agreement. He then sued the Partnership in lawsuits in California, Wisconsin and Tennessee. All are based on the same basic facts—that the Partnership breached its contract with the Offeror and that the Offeror consequently suffered a substantial loss. He (through GP Credit Co., LLC (“GP Credit”) also filed a separate fraudulent conveyance lawsuit in California against the Partnership, its General Partners and a putative class of Unit holders who received distributions from the Partnership. The Offeror alleges that these prior Partnership distributions were fraudulent because they drained the Partnership of assets necessary to pay a judgment in his favor should he be successful in his damage claims against the Partnership for breach of the aborted settlement agreement.

     In this action there can be no liability to GP Credit unless there are damages in one or more of the other lawsuits filed by Nashville Lodging (or its affiliates), and there is an inability by the Partnership to pay those damages, as this action is predicated on the notion that the distribution of the cash from the Partnership to the Unit Holders left the Partnership unable to pay its debts.

     The numerous Offeror-related lawsuits are identified and summarized in the Partnership’s Form 10-K Report for the year ended December 31, 2002 and its Form 10-Q for the quarter ended March 31, 2003 filed with the Securities and Exchange Commission (which filings are incorporated herein by this reference). By September 2002 in these litigations the Tennessee Chancery Court determined that the Partnership did breach its settlement agreement with the Offeror but that he suffered NO damages as a result. These findings are now on appeal by the Offeror.

     The Offeror also sued the Managing General Partner and several of its officers for tortious interference in conjunction with the aborted settlement agreement. Those claims were summarily dismissed by the Tennessee trial court and affirmed on appeal, with the appellate court also finding that the claims were barred by the statute of limitations. The Tennessee Supreme Court denied the Offeror’s application for appeal.

     Other. Communications between the Partnership and the Offeror with respect to his interest in making a tender offer for Units are described below in Item 4 — “The Solicitation or Recommendation,” which information is incorporated herein by this reference.

Item 4. The Solicitation or Recommendation.

     Solicitation/Recommendation

     After careful consideration, including a thorough review of the Offer by the Managing General Partner, the Managing General Partner on behalf of the Partnership determined that the Offer is not in the best interests of the holders of Units in the Partnership.

     Accordingly, the Managing General Partner on behalf of the Partnership recommends that you reject the Offer and not tender your Units pursuant to the Offer.

     A form of letter communicating this recommendation to you is filed as Exhibit (a)(1) to this document and is incorporated herein by this reference.

     Background

     In addition to the Partnership dealings with the Offeror resulting from the Partnership litigation involving the Offeror described above under Item 3 of this Schedule 14D-9, the Offeror has had previous communications with the Partnership concerning a potential tender offer.

     The Partnership received a proposal from the Offeror on August 12, 2002, pursuant to which the Offeror offered to present a tender offer for a majority of the Units at $65 per Unit in cash. According to the proposal, the limited partners who tendered Units would also receive a release of claims previously asserted against them on a purported class basis by GP Credit in the lawsuit pending in San Francisco, California.

     The Offeror’s proposal was conditioned on the General Partners recommending to the limited partners (should the Offeror make a tender offer) that his tender offer be accepted. It also contained certain conditions with which the Managing General Partner could not comply. One of those conditions in the Offeror’s proposal was that the General Partners agree (should the Offeror make a tender offer) that the General Partners would transfer or permit to be transferred Units tendered to the Offeror even if the amount of such transfers in a calendar year would exceed five percent (5%) of the Units outstanding. In addition, the Offeror’s proposal related to a tender offer for a majority of the Units. Paragraphs 12.3(ii) and 12.3(iii) of the Amended and Restated Limited Partnership Agreement of the Partnership (the “Limited Partnership Agreement”) precluded the Managing General Partner from recognizing any transfer of Units that could either “result in a termination of the Partnership for tax purposes” (which would occur if a majority of the Units were tendered to the Offeror) or “cause the Partnership to be classified as a publicly traded partnership for federal income tax purposes” (which could occur if more than 5% of the Units were transferred in one calendar year). Accordingly, without a formal amendment to the Limited Partnership Agreement, the General Partners could not agree to the Offeror’s proposal.

     Accordingly, the Managing General Partner, on behalf of the Partnership, advised the Offeror by letter dated August 16, 2002, that the Managing General Partner rejected his proposal.

     The Offeror also indicated in his proposal letter that he would seek to be selected the general partner of the Partnership if he made a tender offer and was successful in acquiring a majority in interest of the Units.

     On September 23, 2002 the Partnership received a modified proposal from the Offeror (the “Second Proposal”) pursuant to which the Offeror offered, subject to the conditions described below, to present a tender offer for a majority of the Units at $60 per Unit in cash (a reduction from the $65 per Unit he mentioned in his August 12, 2002 proposal). According to the Second Proposal, the limited partners who tendered Units would also receive a release of claims previously asserted against them on a purported class basis GP Credit in the lawsuit pending in San Francisco, California.

     The Second Proposal was conditioned on the General Partners of the Partnership recommending to the limited partners (should the Offeror make a tender offer) that his tender offer be accepted. The Second Proposal also required that (i) the General Partners allow the holders of Units to vote, in connection with their tender of Units (should the Offeror make a tender offer), for the amendments to the Limited Partnership Agreement necessary to permit a transfer of a majority of the Units to occur; (ii) the General Partners promptly take all actions necessary to facilitate the Offeror’s election as general partner of the Partnership (replacing the current General Partners), as soon as practicable following the tender of a majority of the Units (should the Offeror make a tender offer); and (iii) the General Partners, and their affiliates, not take any action to impede the Offeror’s election as the general partner if a majority of the Units were tendered (should the Offeror make a tender offer).

     The Offeror further advised the Partnership in the Second Proposal (in response to the disclosure given by the Partnership with respect to his August 12, 2002 proposal) that with respect to the litigation pending between the Partnership and GP Credit that he contemplated (should he become the general partner of the Partnership) he would attempt to settle the claims of

GP Credit against the Partnership on terms he considered very favorable to the Partnership. GP Credit would be offered $4,000,000 from the Partnership plus the amount which the Partnership was able to collect from third parties (including, without limitation, James Reuben, Mr. Reuben’s insurer, and fraudulent transferees (which the Managing General Partner believed, based on the lawsuit, would include nontendering holders of Units)). In the event the Partnership were to collect more than $4,000,000 from such third parties, the Partnership would be able to retain an amount equal to one-half of such additional amount for its “assistance” in collecting such amounts. The Offeror did not describe how he would handle the other litigations pending between the Partnership and the Offeror’s affiliates if he were to become the general partner of the Partnership.

     On September 27, 2002 the Partnership responded to the Second Proposal. The Partnership advised the Offeror that until the Offeror presented a definitive tender offer to the holders of Units it was premature for the Managing General Partner to take a position on how it would respond to a tender offer.

     The Managing General Partner pointed out to the Offeror that any solicitation of approval for an amendment to the Limited Partnership Agreement would require compliance with the proxy solicitation rules promulgated by the Securities and Exchange Commission and reminded him that the Managing General Partner was at that time reviewing the costs, risks and benefits of proposing amendments to the Limited Partnership Agreement to remove certain restrictions therein regarding transfer of Units.

     The Managing General Partner also advised the Offeror of its serious concern regarding the proposed settlement of the GP Credit litigation. The Managing General Partner pointed out that the Offeror proposed to pay his affiliate (of which his wife is a principal) $4,000,000 from the Partnership’s funds and then use the assets of the Partnership to pursue a variety of third party claims, including claims against those holders of Units that failed to tender their Units in response to his offer. The Managing General Partner stated that it believed that such a settlement would be grossly unfair and unreasonable to the Partnership and the non-tendering holders of Units and that its beliefs were bolstered by the fact that GP Credit recently terminated its Tennessee lawsuit against the Partnership in order to appeal the trial court’s adverse rulings and that the net result of the lawsuit was that no damages were awarded to GP Credit for the Partnership’s alleged breach of contract. The Managing General Partner further noted that GP Credit’s asserted ownership of the claims the Offeror would propose to settle appeared to be disputed by Samuel Hardige or his affiliates. The Managing General Partner stated to the Offeror that it would likely oppose any tender, such as the one the Offeror proposed, which contained a settlement of litigation against the Partnership involving a substantial payment to the Offeror or an affiliate of his as an element of how he intended to manage the Partnership once he elected himself as the managing general partner. The Managing General Partner further advised the Offeror that since he and his affiliates are adverse to the Partnership in other on-going litigation matters, he had a conflict of interest with respect to each of those matters, and as such, any tender offer by him should also disclose how he intended to address the resolution of all cases in which he or an affiliate is adverse to the Partnership or its Unit holders should he assume the role of managing general partner.

     Reasons for the Recommendation

     In reaching the conclusion that the Offer is not in the best interests of the holders of Units and the recommendation described above, the Managing General Partner considered many factors, including but not limited to the issues discussed below.

     As described in Item 3 above, for the past ten years, the Partnership has been engaged in several protracted lawsuits with the Offeror and his related entities. The lawsuits all stem from a disputed settlement agreement that the parties failed to finalize in 1993. The Partnership has largely prevailed in these matters by establishing that it has no liability to the Offeror and his entities. In factually related litigation, two different juries—whose findings have been upheld on appeal—have found that the Offeror has committed fraud. In another of the lawsuits, the Partnership has obtained a (now final) $60,000 judgment against an entity related to the Offeror that remains unpaid. An adverse court ruling against the Offeror in the principal action is now on appeal, and a decision from the appellate courts is anticipated in 9 to 12 months.

     Facing likely defeat in the courts, the Offeror has embarked on a new strategy to attempt to turn the tide in his favor. He has concocted a scheme to effectively use Partnership assets to purchase just more than 50 percent control of the Partnership and to throw out the General Partners and elect himself in their place. He then proposes to cause the Partnership to pay him $10 million to settle all the outstanding lawsuits.

     Given his demonstrated litigation failures, the Managing General Partner believes the Offeror’s proposals are presumptuous on their face. Moreover, as the details of his scheme are examined, it is clear that the Offeror has misrepresented and failed to disclose the consequences of his plan to the Unit holders.

     As discussed further below, the Offeror’s presentation and discussion of his proposals is misleading in the following respects:

•	The Offeror fails to disclose that there is no guarantee that the tendering Unit holders will actually be paid for the Units they tender. There are many unanswered questions about the Offeror’s and GP Credit’s ability and willingness to pay, and the Offeror’s tender offer is carefully structured so that he can impose the $10 million settlement and $4 million cash payment to GP Credit before any payment to the Unit holders.

•	The Offeror’s consent solicitation calls for a vote of the Unit holders. The solicitation fails to comply with the Limited Partnership Agreement, which provides that only the Managing General Partner can call for such a vote and that Unit holders may request the Managing General Partner to call for a vote if more than ten percent request so in writing.

•	In his Offer, the Offeror misrepresents the Unit holders’ withdrawal rights and is misleading regarding the terms of his proposed purchase agreement.

•	Although the Offeror’s tender offer price to the Unit holders is $86 a unit, when all factors are taken into account and all contingencies resolved, the ultimate recovery that the Unit holders would receive for all of their units is likely to be substantially lower.

•	The Offeror fails to disclose facts relevant to the timing of liquidation of the Partnership and what its assets could likely be at that time.

•	The Offeror fails to disclose that his proposed takeover is structured so he can use Partnership assets to pay tendering Unit holders for the Units they are tendering.

•	Other than an unsupported assertion that his claims against the Partnership are worth $12 million and that the Unit holders would benefit from a release of his claims against them, the Offeror offers no justification for the Partnership to pay him $10 million. Because his claims lack merit and the proposed release is inadequate, there is no consideration for the Offeror’s proposed settlement.

•	The Offeror’s proposed settlement will not protect the Partnership or the Unit holders from further litigation.

•	The Offeror proposes that GP Credit will receive the $10 million judgment proceeds, finance the purchase of the units and deliver releases to the Partnership and its Unit holders. But the Offeror does not disclose who owns GP Credit and what its resources are, whether GP Credit is the beneficial owner of the claims stemming from the failed settlement, and whether GP Credit is legally able to deliver releases to the Unit holders. The Offeror also does not disclose the fact that another party in litigation has established that the Offeror and one of his entities owes it money and that as a result, a court has appointed a receiver to take possession of any recovery the Offeror might obtain in his litigation against the Partnership.

•	The Offeror’s description of his proposed settlement is misleading because it fails to explain that the likely effect will be to deplete most of the Partnership’s assets for the Offeror’s own benefit.

•	The Offeror’s description of potential claims by the Partnership against the General Partners and others misrepresents the basis for the claims and fails to disclose that they are likely barred by the statute of limitations.

•	The Offeror fails to disclose that if he became General Partner he would have an irreconcilable conflict of interest with regard to the prosecution of the lawsuits that he proposes to bring on the Partnership’s behalf.

•	The Offeror fails to disclose facts that call into question his ability to fulfill his obligations as a fiduciary.

     The Offeror, who is not presently a Unit holder (his wife owns five units), is solely responsible for tying up the Partnership in litigation and thereby preventing distribution of its more than $8,000,000 in assets to the Unit holders. Effectively losing his battle in the courts, he is proposing that, as soon as his takeover proposals are approved, the Partnership will pay his affiliated company $4 million and allow that company to hold an additional $6 million stipulated judgment against the Partnership. At the end of the day, the Offeror will recover all or virtually all the Partnership’s assets for himself. In short, he is asking the Unit holders to reward his extraordinary efforts to tie up the Partnership by selling him a majority of their units at a discount and by giving him the right to take virtually all of the remaining assets for himself and his related entities.

     Consent Solicitation

     The Offeror has filed a consent solicitation seeking consent of the Unit holders for the approval of four separate proposals. Approval of each in turn is a condition to the Offer for 30,000 of the 59,919 Partnership Units at $86 a unit.

     The Offeror’s first proposal is not controversial. It repeats the recent proposal of the Managing General Partner to amend the Limited Partnership Agreement to remove the provision that a maximum of five percent of the Units may be transferred in any calendar year and that no more than 50% of the Units may be transferred in any 12 month period. These provisions were based on certain Internal Revenue Code provisions which provided that, if more than five percent of the Units were transferred in any given year or more than 50 % over any 12 month period, the Partnership could be terminated or reclassified as a publicly traded partnership, with certain adverse tax consequences. Given that the Partnership was no longer actively involved in real estate operations, the Partnership decided there was no longer a risk that it and its Unit holders would suffer adverse tax consequences if the restrictions were lifted. Accordingly, in order to give the Unit holders more freedom to sell their Units, the Managing General Partner recommended amending the Limited Partnership Agreement to delete the five and 50 percent restrictions.

     (Contrary to the Offeror’s assertion in his solicitation statement, the purpose of the amendment was not to allow a purchaser to acquire control of the Partnership, although the Partnership certainly recognized that it could have that effect.) However, only 36.7 percent of the Unit holders voted to approve this amendment, so it failed. As one of his four conditions, the Offeror now renews the proposal and adopts the prior discussion of the issue that the Managing General Partner previously presented to the Unit holders.

     The second and third proposals involve the Offeror’s plan to take over control of the Partnership by removing the existing General Partners and electing himself in their place. In his solicitation materials, the Offeror acknowledges, as he must, that his ten-year litigation war with the Partnership pits his own interests against the Partnership’s. He thus tries to solve this problem by his fourth proposal—settlement of all litigation between the Partnership and him and his affiliated entities. As discussed below, however, not only would his proposed settlement not resolve all conflicts, it would create new ones.

     The Offeror’s fourth proposal seeks to cause the Partnership to settle the lawsuits described in Item 3 that he has waged with the Partnership for the past ten years. Although the Offeror attempts to make the proposal simple and straightforward, it raises many more questions than it answers.

     Under his proposed settlement, the Partnership would stipulate to a $10 million judgment against it and in favor of GP Credit. From existing cash reserves, the Partnership would immediately pay GP Credit $4 million. GP Credit would agree to defer collection of the remaining $6 million for three years to allow the Partnership to try to increase its assets by pursuing a breach of fiduciary duty lawsuit against the (by then removed) Managing General Partner and others. The Offeror would use Partnership assets to fund the litigation, but GP Credit would reimburse the Partnership for those expenses if—and only if—GP Credit were successful in the litigation.

     Finally, the proposed settlement provides, “GP Credit further agrees that following such three-year period it will not attempt to collect more from Metric than an amount which would leave Metric with Two Million Dollars . . . immediately prior to liquidation.” (Emph. added) This provision is ambiguous. Because the Limited Partnership Agreement requires the Partnership to satisfy the debts of its creditors before the Unit holders can receive any return upon liquidation, this provision, literally applied, would allow GP Credit to collect the $2 million reserve upon liquidation because the Offeror promises only to defer collection for three years “immediately prior” to liquidation. In that case, there would be no money left to the Unit holders on liquidation.

     The Offeror’s explanation of this provision, however, offers a different interpretation. In his overview of the proposed settlement, he suggests that “[e[ven after the three-year period, GP Credit agrees not to collect so much as to leave the Partnership with less than $2 million when the Partnership liquidates.” (Emphasis added) Under this interpretation, the Offeror would attempt to create a $2 million reserve, $1 million of which he would receive upon liquidation and the other $1 million of which would go to the remaining minority Unit holders. The Offeror’s interpretation is not what the proposed settlement says however.

     Finally, under the proposed settlement, the Partnership would release the Offeror, GP Credit and Nashville Lodging from any liability; these parties in turn would release the Partnership from liability but expressly reserve their rights as to all other persons.

     As discussed below, although the Offeror proposes to settle all litigation between him and the Partnership, his proposed settlement agreement falls far short of delivering that benefit. Because the Offeror’s interests conflict with the Partnership’s, one can hardly expect him to effectively represent all of the Partnership’s interests when he proposes to compromise the Partnership’s rights against him and his companies. This is most dramatically seen by the fact that the Offeror’s takeover proposals give the tendering Unit holders no protection that they will actually be paid after the Offeror votes their shares to cause the Partnership to stipulate to the $10 million judgement and to the immediate pay out of $4 million to one of his related companies.

     Invalidity of Consent Solicitation.

     The Managing General Partner has communicated to the Offeror that it has advised Metric Assignor, Inc. (the “Assignor Limited Partner”), the sole limited partner of the Partnership, to disregard any consents obtained pursuant to the Solicitation Statement dated May 14, 2003 as prepared and filed by the Offeror with the Securities and Exchange Commission.

The purported solicitation is invalid as it fails to comply with the provisions of the Limited Partnership Agreement and of the Assignment Agreement made and entered into as of April 4, 1988 (the “Assignment Agreement”) which Assignment Agreement was created for the benefit of the Unit holders.

     Paragraph 4 of the Assignment Agreement provides that the Assignor Limited Partner will vote the Units assigned to Assignee Holders (as such term is defined in the Assignment Agreement) in accordance with written instructions received from the Assignee Holders, with respect to any matter on which a vote of Limited Partners is taken “in accordance with the Partnership Agreement.” Paragraph 16.3 of the Limited Partnership Agreement sets forth the mechanisms for a vote of the Limited Partners. Pursuant to such paragraph, only the Managing General Partner of the Partnership may call a meeting of the Limited Partners or call for a vote of the Limited Partners without a meeting on matters on which the Limited Partners are entitled to vote. The Managing General Partner did not call for the vote on the matters set forth in the Offeror’s solicitation statement.

     Providing that only the Managing General Partner can call a meeting or a vote of the Limited Partners is of course appropriate so that the correct list of owners of record as of the record date is utilized and the collection of votes and consents is properly monitored. In the absence of such provisions, individual limited partners could call for meetings on different dates, using different record dates and it would be difficult to ever determine whether the action so taken by the limited partners was valid.

     Paragraph 16.3 of the Limited Partnership Agreement provides that the Managing General Partner shall call for a vote of the Limited Partners following receipt of a written request therefor by Limited Partners holding 10% or more of the Units held by all Limited Partners as of the date of receipt of such written request.

     The last sentence of Paragraph 4 of the Assignment Agreement provides that the Assignor Limited Partner shall request the Managing General Partner to submit a matter to the Limited Partners without a meeting pursuant to the Limited Partnership Agreement upon written request of Assignee Holders owning Units which represent in the aggregate 10 percent or more of all of the outstanding Units.

     The Limited Partnership Agreement and the Assignment Agreement make it very clear how the Offeror can require the Managing General Partner to bring matters to a vote (by a consent solicitation) if he desires to do so. All he is required to do is to line up holders of at least 10% of the Units to request in writing of the Assignor Limited Partner that the matters be brought to a vote of the Limited Partners. Once they have done so, the Managing General Partner is required to send out the matters for a consent vote to the Unit holders (after compliance with applicable Securities and Exchange Commission solicitation rules).

     Because the Offeror did not follow this procedure, the Managing General Partner will not recognize any consents that he obtains. Further, since obtaining the consents from the Unit holders are conditions to the Offeror’s tender offer, the solicitation is not presently occurring, it can not occur until the Offeror complies with the Limited Partnership Agreement requirements and those conditions to consummating the tender offer are not presently capable of being met.

     Misstatement of Withdrawal Rights

     In the Offer, the Offeror advises that, except as he otherwise discloses in the section of the materials addressing withdrawal of tenders, tenders of Units are irrevocable. The Offeror discloses the provisions of Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Act”) which provides that tenders may be withdrawn at any time until the expiration of seven days after the date of the Offer (May 21, 2003 for purposes of the Offer) or any time after sixty days from the date of the Offer (July 13, 2003 for purposes of the Offer). The Offeror further discloses that in the event that the Offer is extended beyond the expiration date, the Units tendered may be withdrawn at any time prior to the end of the extension period. In addition, he discloses that Limited Partners have a right to withdraw tendered Units at any time after the expiration of the Offer until the Offeror accepts Units for payment.

     The Offeror fails to disclose, however, the existence of Securities and Exchange Commission Rule 14d-7 (as promulgated under the Act) which provides that in addition to the provisions of Section 14(d)(5) of the Act, any person who has deposited securities pursuant to a tender offer has the right to “withdraw any such securities during the period such offer request or invitation remains open.” As a result of this material omission, holders of Units who have tendered their Units to Nelson have done so without realizing they can change their mind once they receive the position of the Partnership on the Offer.

     While the Offeror’s erroneous disclosure does not eliminate the availability of Rule 14d-7 for withdrawal by a tendering Unit holder who desires to withdraw his tender and meets the requirements of the Rule, the omission is materially misleading and may have truly detrimental effects in the Partnership’s ability to deal with the Unit holders going forward.

     In addition to the foregoing errors, the Offer materials disclose certain proxy rights which are given to the Offeror upon execution of the Agreement of Sale, or upon purchase of the Units, while the Agreement of Sale itself provides differently. The discrepancy between the disclosure and the actual agreement works to give the Offeror power with respect to the Units in a way that a tendering Unit holder could not have anticipated.

     The Offer to Purchase (under item 3) discloses that by executing and delivering an Agreement of Sale, a tendering Limited Partner (who does not properly withdraw acceptance of the Offer prior to the Expiration Date) (emphasis added), irrevocably appoints the Offeror as that Limited Partner’s proxy. The Agreement of Sale provides that the power of attorney granted is irrevocable and does not provide that it terminates (as to voting the Units) upon withdrawal of the tender. As a result, the Offeror, under the terms of his Agreement of Sale can vote the Units of a person who at one time tendered and has subsequently withdrawn the tender and now does not want the Offeror’s proposal to go forward (even though the disclosure says otherwise).

     The Offer materials further describe that by executing and delivering the Agreement of Sale the tendering Limited Partner also irrevocably constitutes and appoints the Offeror as the Limited Partner’s “attorney-in-fact.” This appointment is only to be effective upon Nelson’s payment for the Units.” (emphasis added) However, the Agreement of Sale has no such carve out and in fact, based on the Agreement of Sale, the Offeror could transfer the Units to his name without paying for the Units under the terms of the Agreement of Sale.

     The Managing General Partner believes that Unit Holders are likely to be mislead by these inconsistencies in the terms of the Offeror’s Agreement of Sale and his description of their effect. To the extent that the Offeror intends that he should have these irrevocable powers, the Offer materials must disclose this and also disclose the risks inherent in these provisions.

     The Net Effect Of The Offeror’s Tender Offer Price

     The Offeror proposes to acquire 30,000 Units for $86 a unit. At least 30,000 Units (which collectively constitute just more than 50 percent of the total units in the Partnership) must be tendered for the Offeror’s offer to be accepted. If more than 50 percent of the Units are tendered, however, the Offeror proposes to purchase only a pro-rata share of Units from the tendering Unit holders, meaning that Unit holders will continue to hold Units in the Partnership even though they tendered all their Units. For example, if 75 percent of the Units are tendered, because the Offeror will purchase only 50.06 percent, a Unit Holder who holds 100 units will end up selling slightly more than 66-2/3 units and retaining slightly fewer than 33-1/3.

     As discussed below, under the proposal for settling the pending lawsuits and then pursuing claims against the Managing General Partner and others, the Managing General Partner believes that all remaining Partnership assets will likely end up being paid to the Offeror or his related entities with the possible exception of the $2 million minimum liquidation reserve that he claims will be left in the Partnership.1 (And, of course, one-half of that $2 million will go to the Offeror because he will then own half the units.)

     Indeed, assuming the Offeror obtains all but $1 million of the Partnership’s assets, the remaining Unit holders—i.e., those who did not tender and those who retained Units as the result of a tender of more than 50 percent of all Units—would receive at most $33 a Unit upon liquidation. (This is calculated by dividing $1 million by the 29,919 Units remaining after the Offeror’s 30,000 Unit purchase.)

     The Timing And Potential Value Of Liquidation

     As justification for the $86 unit price the Offeror is offering, the Offeror points out that the Partnership has ceased to calculate an estimated Net Asset Value for Units. The reason is that the pendency of the lawsuits related to the Offeror makes uncertain the date of liquidation and the amounts available for distribution when all litigation has been resolved and all litigation expenses have been deducted. The Partnership has liquidated its properties and as of March 31, 2003, had $6,918,000 in cash. Assuming that the Partnership receives the $525,000 payment from the Reuben case settlement due on June 2, 2003 and that the General Partners pay the amount due from them upon liquidation of $914,000, the Partnership could distribute approximately $8,357,000 or $139 per unit upon liquidation (such amount to be adjusted for interest income and expenses since March 31).

     Based on the present progress of the Offeror related lawsuits, counsel for the Partnership

[1]	The language of the proposed settlement provides that the Offeror will be given the right to enforce the remaining $6 million of the stipulated judgment against the Partnership#s assets. Thus, he could reach all Partnership assets, including those represented by the $2 million reserve. If that occurred, and if there were no recovery in the new lawsuits that the Offeror proposes to file on the Partnership#s behalf, the minority Unit holders would recover nothing upon liquidation of the Partnership.

estimate that the Tennessee appellate court will likely decide the Offeror-related appeal in 9 to 12 months. If the appellate court affirms the trial court’s final judgment that the Offeror suffered no damage from the Partnership’s failure to finalize the disputed settlement, the Offeror’s justification for tying up the Partnership’s assets will cease to exist and his collateral claim that the Partnership wrongfully distributed assets to the Unit holders in 1998 will fail. On the other hand, if the appellate court reverses the trial court’s determination that the Offeror suffered no damage, the duration of the lawsuits cannot be estimated.

     However, from the above discussion it is apparent that the Offeror presently has the ability to control the timing of the Partnership’s liquidation. His lawsuits are the sole reason why the Partnership assets remain tied up. If his Offer is accepted and he obtains control as managing general partner, he alone will have the power to decide when to cease future litigation and liquidate the Partnership. Although he holds out the prospect of future recovery for the benefit of the Partnership against the present Managing General Partner and others, his only basis for that enticement is his “feeling” that those claims “may be worth millions of dollars.” He offers no facts or legal analysis to this claim. Should he later determine that those claims have little or no value to the Partnership, he can proceed to claim all remaining Partnership assets, with the possible exception of the $2 million liquidation reserve (one half of which he will own) as payment for the remaining portion of his $10 million judgment.

     The Financing And Sequence For The Offer And Accompanying Consent Solicitations

     In the Offer materials, the Offeror recites that he will pay for the Units he is purchasing with the proceeds of a loan from GP Credit, an entity that his wife manages. He discloses that he has a negative net worth in excess of $10 million and that most of his outstanding financial obligations are to GP Credit. Finally, he discloses that he will pledge his Partnership Units as security for his purchase.

     The Offeror fails to disclose, however, any financial background information regarding GP Credit. Who are the beneficial owners of this entity? What is its business other than to fund the Offeror’s various litigation activities? Does GP Credit have the financial wherewithal to lend another $3 million to a borrower who is already more than $10 million in debt to it? Why has GP Credit agreed to release those Unit holders who tender their shares to the Offeror? The Offeror states that he is giving GP Credit consideration for such releases, but he discloses no details regarding that transaction.

     Significantly, the Offeror also fails to disclose that in a separate Tennessee court action, the court held that the Offeror was under an obligation to a third party who had the right to recover from the Offeror any sums that he should receive as a result of his litigation with the Partnership. The court specifically found that there were “elements of fraud” affecting the Offeror’s attempts to avoid payment of his obligations. And of particular note, the court found that one of these fraudulent elements was the Offeror’s purported transfer to GP Credit of the rights and obligations previously held by the Offeror and Nashville Lodging. Accordingly, the court appointed a receiver to take possession of any proceeds that the Offeror should recover in his lawsuit against the Partnership.

     In fact the Partnership’s existing assets are effectively the source of financing for the

Offeror’s proposed purchase of a controlling interest in the Partnership. The Offeror has specifically structured his takeover so he is not required to pay for the Units being tendered until he has already used those Units to pass his proposals to obtain majority control, to remove the General Partners, to elect himself general partner, to settle the lawsuits, and to pay immediately $4 million to his related company of the $10 million judgment he plans to impose on the Partnership. Under the terms of his Offer, he has ten business days after acceptance of all the preconditions, which include transfer of control to him and approval of his proposed settlement, before he is obligated to pay the tendering Unit holders for their Units. At that point—and only at that point—with $4 million of Partnership assets in his pocket, will the Offeror have to commit to pay $2,580,000 to the Unit holders who tendered the 30,000 Units. The Offeror has failed to disclose that he has manipulated the timing and sequence of events to eliminate completely any financial exposure to him or the entities he controls.

     In the Offer, the Offeror has provided no protection for the Unit holders to insure that they are paid once $4 million of the Partnership assets are paid out to GP Credit. What the Offeror said about the timing of the consent solicitations and the Offer is:

Nelson will have been elected the sole general partner prior to completion of his purchase of a majority of Units. If the Election Proposal and the Removal Proposal are approved, Nelson will have been elected as the sole general partner of the Partnership prior to his purchase of any Units. To alleviate this risk, Nelson agrees to resign as general partner should he fail to fulfill his obligations under the Offer.

     Significantly, the Offeror ignores the fact that if he is successful in his consent solicitations, his Settlement Proposal will also have been approved prior to his purchase of any Units. But he offers no protections to the Partnership regarding the $10 million judgment and the $4 million pay-out to GP Credit “should he fail to fulfill his obligations under the Offer.”

     The Proposed Settlement

     Before the Offeror is required to proceed with the purchase of Units pursuant to his Offer, the Partnership must approve his proposal that it settle all litigation with him and his related entities. As noted, under his proposed settlement, the Partnership will stipulate to a $10 million judgment against it and in favor of GP Credit. The Partnership will then immediately pay $4 million to GP Credit, which will agree not to collect the remaining $6 million for three years, during which time the Offeror will cause the Partnership to finance litigation against the removed General Partners and other parties of the Offeror’s choosing.

     The Offeror offers no facts or analysis to support a $10 million stipulated judgment against the Partnership. Instead, he presents his personal belief that the Partnership “will ultimately be found liable for damages in excess of $12 million from its breach of the 1993 settlement agreement.” He makes no attempt to explain how he arrives at the $12 million figure and offers no facts or legal analysis to assess the validity of his beliefs.

     The Tennessee trial court has already entered a judgment against him concluding that he suffered no damages. The Tennessee courts have also dismissed several of his damage contentions out of hand—such as his claim to recover for own time spent pursuing litigation. Since he offers no explanation or justification for his belief that the Partnership will be potentially liable for this sum, it is difficult for the Unit holders to assess whether the settlement proposal bears any relationship to the Partnership’s ultimate litigation exposure, much less a reasonable one.

     The form of settlement agreement is also deficient in delivering the benefits to the Partnership that the Offeror claims to be offering. For example, there is no representation that GP Credit is the party holding all of the legal rights to the litigation claims that were originally asserted against the Partnership by the Offeror and Nashville Lodging. As noted, during the course of those lawsuits, the Offeror purported to transfer the claims to GP Credit. But there is nothing to show that that transfer was effective or that GP Credit is the present holder of those claims. Moreover, a Tennessee court found that the transfer was likely a device for the Offeror to avoid his creditors and for that reason appointed a receiver to take control over any recovery that the Offeror might obtain against the Partnership. All of this is significant because under the Offeror’s proposed settlement, GP Credit is the party to whom the Partnership will pay $10 million.

     The Offeror also contends that one benefit of his Offer is that all Unit holders who tender their units will be released as defendants in the fraudulent conveyance lawsuit that GP Credit recently filed against the Partnership, the General Partner, and a putative class of Unit holders who were paid Partnership proceeds. The Managing General Partner believes that this lawsuit is meritless. However, nowhere does the Offeror’s proposed settlement or tender offer set forth the terms of a proposed release of these claims. Accordingly, it is impossible to know if the release would be sufficient to give them the protection that the Offeror claims to be offering.

     The Presentation Of Future Litigation Claims On Behalf Of The Partnership

     As noted, as part of his takeover and settlement proposals, the Offeror discloses that he intends “to engage independent counsel to review the conduct of the Managing General Partner and various other advisors of the partnership during the period since 1993” to determine whether they breached their fiduciary duties during that period. The Offeror states that should such review reveal the existence of claims, he will cause the Partnership to purse such claims. He then states, “[i]t is my feeling at this time, without having access to the books and records of the Partnership, that such claims may be worth millions of dollars.”

     The Managing General Partner and its legal counsel know, however, of no potential breaches of fiduciary duties or any other similar conduct.

     Moreover, the Offeror’s suggestion that he is unable to evaluate this issue without access to the books and records of the Partnership is misleading. The Offeror knows firsthand all the operative facts relating to the dispute between the parties regarding the failure to finalize the 1993 settlement agreement. In 1997, the Offeror even filed a lawsuit, described above, against the Managing General Partner, claiming that it improperly induced the Partnership to breach the disputed settlement agreement. The court dismissed the action and held that it was barred by the statue of limitations. The Tennessee Supreme Court denied the Offeror’s application for an appeal. There is no question that the significant facts relating to the underlying dispute between the Offeror and the Partnership have been known for many years (the relevant documents and the parties’ depositions are voluminous). Indeed, if there were any basis for such an action, because the Offeror’s wife is a Unit holder, she could have brought a derivative action on the Partnership’s behalf against the Managing General Partner. Because many years have passed since the underlying dispute arose in 1993 and because the Offeror has litigated this issue, the Managing General Partner is confident that a court would dismiss any such claims out of hand and would in any event find them barred by the statute of limitations.

     The Offeror As The Partnership’s General Partner

     The Offeror’s takeover plans include his assumption of the role of managing general partner for the Partnership. In that capacity, he would owe fiduciary obligations to all Unit holders to conduct the affairs of the Partnership under a duty of loyalty and a duty of due care. There is substantial doubt whether the Offeror could capably assume that role. In the related litigation with Hardage and Orlando Residence discussed in Item 3 above, two separate juries determined that the Offeror committed fraud to avoid paying these parties sums that the Offeror owed as a result of a court judgment. Similarly, a bankruptcy judge found that the Offeror acted in bad faith when he filed a bankruptcy petition on behalf of one of his related companies to avoid paying his creditors. As the Offeror has acknowledged in his filings with the Securities and Exchange Commission, he has a negative net worth in excess of $10 million. It is unlikely that someone with the Offeror’s poor record of dealing with his own financial affairs is qualified to assume responsibility for the financial affairs of a public partnership with more than 4,000 Unit holders.

     The Offeror’s inability to recognize his own limitations is best illustrated by the structure he proposes for settling the Partnership’s ongoing litigation with him. That structure places the Offeror in an irreconcilable conflict of interest because decisions regarding how best to maximize the assets available to satisfy the proposed $10 million judgment against the Partnership are not synonymous with the Unit holders’ interests to maximize their value on liquidation. Should these interests come into conflict, the Offeror will be unable to represent both sides.

     Finally, the Offeror’s long history of litigation is relevant to whether the Offeror is in charge of protecting the Unit holders. After ten years of litigating against the Partnership, the Offeror has recovered nothing and has undoubtedly spent hundreds of thousands of dollars in legal fees. His $10 million personal debt is staggering. Nevertheless, he is now proposing that the Unit holders designate him to make decisions regarding the pursuit of litigation claims whose worth he “feels” might be in the millions. If the record of the Offeror’s litigation tactics and strategies reveal anything, his “feelings” regarding litigation do not generally lead to the wisest choices.

     In light of the above, the Managing General Partner on behalf of the Partnership determined that the Offer is not in the best interests of the Unit holders. ACCORDINGLY, THE MANAGING GENERAL PARTNER ON BEHALF OF THE PARTNERSHIP RECOMMENDS THAT THE UNIT HOLDERS REJECT THE OFFER AND NOT TENDER THEIR UNITS PURSUANT TO THE OFFER.

     Intent to Tender

     To the knowledge of the Partnership, no executive officer, director, affiliate or subsidiary of the Partnership currently intends to tender Units in the Offer or sell any Units of the Partnership that are held of record or beneficially by that person.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

     The Managing General Partner on behalf of the Partnership has retained Georgeson Shareholder Communications, Inc. as Information Agent (“Georgeson”) to assist the Partnership in connection with the Offer and the consent solicitation by Offeror. Georgeson may contact Unit holders by mail, telephone, telex, telegraph and personal interview. Georgeson will receive customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Managing General Partner on behalf of the Partnership has agreed to indemnify Georgeson against certain liabilities and expenses arising out of or in connection with the engagement.

     Except as set forth above, neither the Partnership nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Unit holders of the Partnership concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

     To the knowledge of the Partnership, no transactions in Units of the Partnership have been effected during the past 60 days by the Partnership or by any of its affiliates, subsidiaries, executive officers or directors.

Item 7. Purposes of the Transaction and Plans or Proposals.

     Except as set forth below, the Partnership is not currently undertaking or engaging in any negotiations in response to the Offer that relate to (1) any tender offer for or other acquisition of the Partnership’s securities by the Partnership, any subsidiary of the Partnership, or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership or any subsidiary of the Partnership; (3) any purchase, sale or transfer of a material amount of assets of the Partnership or any subsidiary of the Partnership; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this item.

     As the Partnership has disclosed in its recent filings with the Securities and Exchange Commission, the Partnership was organized to acquire, hold for investment, manage and ultimately sell all-suite extended stay hotels operated under franchise licenses from Residence Inn by Marriott, Inc. The Partnership at one time owned ten (10) hotel properties. All of the properties have now been sold (including one sale through foreclosure). Typically following the sale of all of its properties, a partnership, like the Partnership, would liquidate. Due to the litigation presently pending against the Partnership, liquidation is not presently an alternative. At such time as when the pending litigation is resolved in full, the Partnership will thereafter be dissolved and liquidated.

Item 8. Additional Information.

     Consent Solicitation

     As indicated above in item 4, the Partnership has advised Offeror that the proposed solicitation by Solicitation Statement dated May 14, 2003 by Offeror and Susan B. Nelson is invalid as it fails to comply with the terms of the Partnership Agreement. Metric Assignor, Inc., the Assignor Limited Partner in this Partnership, and the Managing General Partner will therefore disregard signed consents, if any, which may be delivered to them or to the Partnership.

     As a result of this, certain of the conditions to Offeror’s Offer cannot be met at this time.

     Tender Offer Litigation

     In light of the inaccuracies and material misstatements and omissions in the Offer documents and in the Solicitation Statement and the inherent unfairness of the proposed Offer, the Partnership intends to file an action on May 28, 2003 against the Offeror requesting the Court to enjoin the Offer under the present terms until such time as the Offeror has revised his disclosure and the structure of the Offer to be not misleading and not unfair to the Unit holders.

     Where You Can Find More Information

     The Partnership files annual, quarterly and special reports, and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission at:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

     You may also obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

     The Securities and Exchange Commission also maintains an Internet worldwide website that contains reports, and other information about issuers, like the Partnership who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

     The Securities and Exchange Commission allows the Partnership to “incorporate by reference” information into this Schedule 14D-9, which means that the Partnership can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9. Exhibits

Exhibit Number	Description

(a)(1)	Letter of Transmittal, dated May 28, 2003.

(a)(2)	Letter to Kenneth E. Nelson and Susan B. Nelson, dated May 28, 2003, pertaining to their Solicitation Statement dated May 14, 2003.

(a)(3)	Form of Notice of Withdrawal

(e)(1)	Annual Report on Form 10-K for the year ended December 31, 2002, as amended, filed on March 24, 2003, is incorporated herein by reference.

(e)(2)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 15, 2003, is incorporated herein by reference.

(g)	Not applicable

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2003	METRIC PARTNERS GROWTH SUITE INVESTORS, L.P., a California Limited Partnership

	By:	Metric Realty,
an Illinois general partnership,
its Managing General Partner

	By:	SSR Realty Advisors, Inc.,
a Delaware corporation,
its Managing General Partner

	By:	/s/Herman H. Howerton
Herman H. Howerton
its Managing Director, General Counsel